Guggenheim Equity Closed-End Funds Merger Q&A

Closed-End Funds (GGE, GEQ, GPM)

Guggenheim Investments recently announced certain proposals that affect its three enhanced equity closed-end funds. The following proposals were announced: (1) for shareholders of Guggenheim Enhanced Equity Income Fund (GPM), approval to reorganize GPM from a Massachusetts business trust to a Delaware statutory trust through a process known as redomestication (“Proposal 1”), (2) (A) for shareholders of Guggenheim Enhanced Equity Strategy Fund (GGE), approval of the merger of GGE into Guggenheim Enhanced Equity Income Fund (GPM), (B) for shareholders of Guggenheim Equal Weight Enhanced Equity Income Fund (GEQ), approval of the merger of GEQ into GPM, (C) for shareholders of GPM, approval of the merger of GGE into GPM, and (D) for shareholders of GPM, approval of the merger of GEQ into GPM ((A) through (D) together, “Proposal 2”) (Proposal 1 and Proposal 2 together, the “Proposals”). The Proposals remain subject to the approval of shareholders of record of each of GGE, GEQ, and GPM (each a “Fund” and together, the “Funds”), as applicable. Shareholders of record as of the close of business on December 23, 2016 (the “Record Date”) are invited to participate in a joint special shareholder meeting, which is to be held on February 13, 2017, to consider and vote on the Proposals.
Shareholders can vote on the Proposals in one of four ways:

▪	By telephone using the toll-free number listed in the proxy voting instructions

▪	Online using the website listed in the proxy voting instructions

▪	By mail with the proxy card provided in the proxy voting instructions

▪	In person at the joint special meeting of shareholders to be held on February 13, 2017

If you have any proxy-related questions, please call 888 567 1626 for assistance.
For your convenience, provided below are answers to some frequently asked questions regarding the Proposals. More complete information regarding the Proposals and voting instructions is provided in the Joint Proxy Statement/Prospectus sent to shareholders of record as of the Record Date.

Shareholder Meeting

When and where will the joint special shareholder meeting be held?
The Boards of Trustees for each of the Funds (the “Board”) have called a joint special meeting of shareholders to be held on February 13, 2017 at 10:00 a.m. (Central Time) at the offices of Guggenheim Funds Investment Advisors, LLC, 227 West Monroe Street, Chicago Illinois 60606. Shareholders of record for each of the Funds as of the Record Date will be asked to consider and vote on the Proposals affecting their respective Fund. Shareholder approval is required before any of the Proposals can take effect. After careful consideration, the Board believes the Proposals applicable to its respective Fund is in the best interests of that Fund and its shareholders and unanimously recommends that shareholders vote “FOR” such Proposals.

What are the proposals?
Proposal 1: For the shareholders of GPM, approval of the Agreement and Plan of Redomestication that provides for the redomestication of GPM from a Massachusetts business trust to a Delaware statutory trust. (Redomestication refers to the legal process of transferring all of a Fund’s assets to and the assumption of all of a Fund’s liabilities by a newly formed entity that is organized in another jurisdiction.)
Proposal 2: The mergers of GGE and GEQ with GPM and the issuance of GPM’s common shares, as follows:
Proposal 2(A): For the shareholders of GGE, approval of an Agreement and Plan of Merger between GGE and GPM (the “GGE Merger Agreement”), including the termination of GGE’s registration under the Investment Company Act of 1940 (the “1940 Act”);
Proposal 2(B): For the shareholders of GEQ, approval of an Agreement and Plan of Merger between GEQ and GPM (the “GEQ Merger Agreement”), including the termination of GEQ’s registration under the 1940 Act;
Proposal 2(C): For the shareholders of GPM, the approval of the GGE Merger Agreement, including the issuance of additional common shares of beneficial interest of GPM;
Proposal 2(D): For the shareholders of GPM, the approval of the GEQ Merger Agreement, including the issuance of additional common shares of beneficial interest of GPM.

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Who is eligible to vote?
Proposal	Eligible Voters
Proposal 1	GPM shareholders only
Proposal 2(A)	GGE shareholders only
Proposal 2(B)	GEQ shareholders only
Proposals 2(C) and 2(D)	GPM shareholders only

I currently own shares of one or two of these Funds. Why am I receiving information about the Proposals for the Fund(s) that I do not own?
The Proposals are similar for each Fund, and management of the Funds has concluded that it is cost-effective to hold the special meeting of shareholders concurrently for all of the Funds. You will be asked to vote on each separate Proposal for the Fund(s) that you own.

Will the result of each individual Proposal affect the other Proposals?
Shareholders will vote for each Proposal separately. If redomestication is approved, it will proceed regardless of the outcome of the merger proposals. The mergers, however, are contingent upon the approval of the redomestication proposal. If redomestication is not approved, the mergers will not proceed, even if the merger proposals are approved. Each merger is not contingent upon approval of the other merger.

When will the Proposals, if approved, be implemented?
If approved, the redomestication of GPM is expected to occur in the first quarter of 2017. The mergers, if approved, are expected to occur immediately following the completion of the redomestication.

Where can I find additional information about the Proposals?
Important information will be communicated to shareholders via mailings and/or press releases. You can also refer to the SEC filings for each Fund. To access each Fund’s SEC filings, visit GuggenheimInvestments.com/cef, click on the Fund’s name, click on the News & Literature tab, and click on the SEC Filings link. For more information, please refer to the proxy statement, which can be found at proxyonline.com/docs/ Guggenheim2017.pdf.

Proposal 1: Redomestication

What is a redomestication?
Redomestication refers to the legal process of transferring all of a Fund’s assets to and the assumption of all of a Fund’s liabilities by a newly formed entity that is organized in another jurisdiction.

What are the benefits of redomestication?
The redomestication is expected to streamline the administration of GPM, which may result in cost savings and more effective administration. Redomestication is only a change to GPM’s legal form of organization and there will be no change to GPM’s investments, management, fee levels, or federal income tax status as a result of the redomestication.

What are the tax implications of the redomestication?
The redomestication is intended to be a tax-free reorganization. If it qualifies, neither GPM nor its shareholders should recognize any gain or loss for U.S. federal income tax purposes. GPM shareholders should consult their tax advisers regarding any tax consequences of the redomestication.

What are the costs of the redomestication?
The costs of the redomestication will be borne by GPM. The total cost of the redomestication is anticipated to be approximately $40,000, although the actual cost may be more or less than the estimate. Shareholders’ individual costs, including those resulting from attending the special shareholder meeting, voting, or other expenses, will not be covered by GPM.

How will the proposed redomestication affect my investment?
The proposed redomestication will not affect the value of your investment or the investment manager, trustees, investment objectives, benchmarks, or administration of GPM.

2	Guggenheim Equity Closed-End Funds	Guggenheim Investments

Proposal 2: Mergers

What are the Proposals?
Proposal 2(A): For the shareholders of GGE, approval of an Agreement and Plan of Merger between GGE and GPM (the “GGE Merger Agreement”), including the termination of GGE’s registration under the Investment Company Act of 1940 (the “1940 Act”);
Proposal 2(B): For the shareholders of GEQ, approval of an Agreement and Plan of Merger between GEQ and GPM (the “GEQ Merger Agreement”), including the termination of GEQ’s registration under the 1940 Act;
Proposal 2(C): For the shareholders of GPM, the approval of the GGE Merger Agreement, including the issuance of additional common shares of beneficial interest of GPM;
Proposal 2(D): For the shareholders of GPM, the approval of the GEQ Merger Agreement, including the issuance of additional common shares of beneficial interest of GPM.

Why are the mergers being recommended?
The Board of your Fund anticipates that the mergers will benefit shareholders by providing the potential for an enhanced investment strategy, lower operating expense ratios, better trade execution, improved premium/discount levels, greater secondary market liquidity, other market benefits, operating and administrative efficiencies, and the ability to generate total return performance capable of sustaining a comparable distribution rate.

What will happen to the Funds after shareholders vote on the merger proposals?
If Proposals 2(A) and 2(C) are approved by shareholders, GGE will merge directly with and into GPM, and shareholders of GGE will become shareholders of GPM and will receive GPM shares, the aggregate net asset value (NAV) (not the market value) of which will equal the aggregate NAV (not the market value) of the GGE Shares held immediately prior to the merger, less merger costs. If Proposals 2(B) and 2(D) are approved by shareholders, GEQ will merge directly with and into GPM, and shareholders of GEQ will become shareholders of GPM and will receive GPM shares, the aggregate NAV (not the market value) of which will equal the aggregate NAV (not the market value) of the GEQ shares held immediately prior to the merger, less merger costs.
If one or more of the merger proposals are not approved, the anticipated benefits, including expense savings, may be less than expected or may not occur. In addition, Guggenheim Investments may, in connection with ongoing management of the Funds, recommend alternative proposals to the Funds’ Boards of Trustees.

What will be the impact on the investment objectives and policies of the Funds?
The three Funds currently have similar (but not identical) investment policies. Each Fund utilizes an enhanced equity strategy, pursuant to which the Fund seeks equity exposure combined with an option writing strategy. GGE and GPM may seek to obtain exposure to equity markets through investments in ETFs or other investment funds that track equity indices, through investments in individual equity securities, and/or through derivative instruments. Currently, GGE and GPM invest primarily in ETFs. GEQ seeks equity exposure by investing in a portfolio of common stocks included in the S&P 500 Equal WeightTM Index in equal weight.
Following completion of the mergers, GPM will seek to obtain equity exposure through a combination of individual equity securities and ETFs, and GPM will continue to utilize an option writing strategy. This enhanced equity strategy is anticipated to combine the best elements of the existing Funds’ investment strategies while maintaining the same overall investment objectives.

Will the ticker symbols and CUSIPs change after the mergers?
Following approval of the mergers, the ticker symbols and CUSIPs of GGE and GEQ will no longer be used. The ticker symbol and CUSIP of GPM will not change. The acquiring Fund’s ticker symbol will remain GPM and the CUSIP will remain 40167B100.

Acquired Funds	Ticker	Acquiring Fund	Ticker
Guggenheim Enhanced Equity Strategy Fund	GGE	Guggenheim Enhanced Equity Income Fund	GPM
Guggenheim Equal Weight Enhanced Equity Income Fund	GEQ

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Will the fees and expenses change following the mergers?
There are expected to be cost savings and expense ratio reductions for shareholders following the approval and completion of the mergers.
Investment Advisory Fees

GGE	GEQ	GPM	GPM (after mergers)
0.80%*	1.00%	0.80%*	0.80%
*After giving effect to waivers

Total Expense Ratios
The total expense ratio of each Fund for the 12-month period ended June 30, 2016 and the anticipated total expense ratio for GPM after approval of the mergers on a pro forma basis for the 12-month period ended June 30, 2016, which reflect expense savings resulting from the mergers, are as follows:

			Pro Forma GPM	Pro Forma GPM	Pro Forma GPM
GGE	GEQ	GPM	(GGE merger only)	(GEQ merger only)	(both mergers)
2.24%	1.94%	2.11%	1.99%	1.94%	1.91%

If both mergers had taken place as of June 30, 2016, the Funds estimate that the completion of both mergers would have resulted in a total expense ratio of 1.91% for the combined Fund, representing a reduction in the total expense ratio of 0.33% for GGE, 0.03% for GEQ, and 0.20% for GPM.

What are the expected costs of the mergers?
Shareholders will pay no sales loads or commissions in connection with the mergers.
The costs of conducting the shareholder meeting and implementing any approved mergers will be borne by each of the Funds, which is common when merging closed-end funds. The total cost of the mergers (including the GPM redomestication) is anticipated to be approximately $928,000, although the actual cost of the mergers may be more or less than the estimate. Shareholders’ individual costs, including those resulting from attending the special shareholder meeting, voting, or other expenses, will not be covered by the Funds.

What are the tax implications of the mergers?
Each merger is intended to be a tax-free reorganization. If the mergers qualify, neither the Funds nor shareholders will recognize a gain or loss for U.S. federal income tax purposes.
On or prior to the closing date of each approved merger, GGE and GEQ will declare a special distribution to shareholders. These distributions will have the effect of distributing all of each Fund’s taxable income, net capital gains, and tax-exempt interest income (if any) through the closing date. This special distribution will be taxable to each target Fund’s shareholders.
Shareholders should consult their tax advisers regarding any tax consequences of the mergers.

Whom can I call if I have more questions?
If you have additional questions, please refer to the Joint Proxy Statement/Prospectus you received by mail or call AST Shareholder Services at 888 567 1626. Proxies may be revoked prior to the meeting by timely executing and submitting a revised proxy, by giving written notice of revocation  to the Fund(s) prior to the meeting, or by voting in person at the Meeting.

For more information, visit GuggenheimInvestments.com or contact a securities representative or Guggenheim Funds Distributors, LLC 227 West Monroe Street, Chicago, IL 60606, 800 345 7999.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of any investment before they invest. For the most up-to-date information and a complete discussion of the risk considerations associated with an investment in the funds, please visit the funds’ webpages at guggenheiminvestments.com/cef.
Any overviews herein are intended to be general in nature and do not constitute tax advice or legal advice. Please consult your tax advisor for more complete information.
The funds may not be suitable for all investors. The funds may be affected by risks that include those associated with Non-Diversification Risk, Concentration Risk, Investment And Market Risk, Management Risk, Equity Securities Risk, Other Investment Companies Risk, Options Risk, Derivatives Risk, Swap Risk, Futures Risk, Synthetic Investment Risk, Counterparty Risk, Financial Leverage Risk, Market Discount Risk, Inflation/Deflation Risk, Mid-Cap And Small-Cap Company Risk, Foreign Securities Risk, Recent Market Developments Risk, UK Departure from EU Risk, Legislation And Regulation Risk, Market Disruption and Geopolitical Risk, Portfolio Turnover Risk and Anti-Takeover Provisions In The Funds’ Governing Documents Risk. Please see the Joint Proxy Statement/Prospectus for more information. Shares of the funds are not deposits of, or guaranteed or endorsed by, any financial institution; are not insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board, or any other agency; and involve risk, including the possible loss of the principal amount invested. Diversification neither assures a profit nor eliminates the risk of experiencing investment losses.
Guggenheim Investments represents the investment management businesses of Guggenheim Partners, LLC, which includes Guggenheim Funds Investment Advisors, LLC, Guggenheim Partners Investment Management, LLC, and Security Investors, LLC, the investment advisor and subadvisors to the referenced funds. Guggenheim Funds Distributors, LLC, is also a part of Guggenheim Investments.
CEF-MERGERQA-0117 x1217 #24725

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